FORETHOUGHT LIFE INSURANCE COMPANY

Sarah M. Patterson

Managing Director, General Counsel for

Individual Markets and Assistant Secretary

Legal Department

Direct Dial: (860) 325-1538

April 15, 2021

Mr. Matthew S. Williams

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C.  20549-8629

Re:                            Forethought Life Insurance Company Separate Account A (“Registrant”)

1940 Act File No. 811-22726 for

•                  File No. 333-206448 - ForeInvestors Choice Variable Annuity – I Share (“FIC-I”),

•                  File No. 333-205718 - ForeInvestors Choice Variable Annuity (“FIC”),

•                  File No. 333-182946 - ForeRetirement Variable Annuity (“FR”),

•                  File No. 333-182946 - Huntington ForeRetirement Variable Annuity (“HFR”), and

•                  File No. 333-193535 - ForeRetirement II Variable Annuity (“FRII”)

Dear Mr. Williams:

On April 1, 2021, Registrant filed correspondence with the Securities and Exchange Commission (the “SEC”) responding to SEC staff comments on post-effective amendments, filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”), to the above-referenced registration statements.  Registrant also separately provided you drafts of the post-effective amendments that Registrant intended to file pursuant to Rule 485(b) under the 1933 Act.  During a telephone conversation on April 14, 2021, you provided comments on the response letter and the draft post-effective amendments.  Each of these comments is set forth below in bold, and Registrant’s response immediately follows.

General Comment to All Registration Statements

1.             General

a.             Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

RESPONSE:                   Agreed.  Registrant has applied comments across the entire registration statement, as applicable.  In addition, Registrant has applied comments to all the registration statements to the extent applicable, including those comments identified in this letter as being specific to a particular registration statement.

Part A – Prospectus:  Comments Specific to ForeInvestors Choice Variable Annuity – I Share

2.             Front Cover Page

a.             In the third full paragraph, please add to the disclosure that the third-party advisory fees are in addition to the contract fees and expenses.

RESPONSE:                   Agreed.  Registrant added additional advisory fee disclosure as requested.

3.             Important Information You Should Consider About the Contract (Key Information Table (KIT))

a.             Under the Restrictions disclosure for “Optional Benefits”, please remove the second sentence of the last bullet regarding the Adviser Fee Form.

RESPONSE:                   Agreed.  Registrant removed the above-referenced sentence.

4.             Appendices

a.             On page APP A-2, with respect to the Earnings Protection Death Benefit rider example, please add to the example such that it demonstrates the impact of advisory fee deductions on the benefit, or supplementally explain why such additional information in the example is not necessary.

RESPONSE:                   Registrant submits that such additional information in the example is not necessary.  All partial withdrawals impact the Earnings Protection Death Benefit rider in the same manner.  The value of the benefit is primarily tied to “Contract Growth,” which generally represents earnings under a contract.  As such, all partial withdrawals (including adviser fee withdrawals) trigger a dollar-for-dollar reduction to Contract Growth, and therefore impact the benefit in the same manner.  Because the example already demonstrates the impact of withdrawals, Registrant does not believe that the requested additional information is necessary. However, Registrant has clarified the introduction and added the following disclosure from the prospectus to the above-referenced example: “Partial Withdrawals, including any Partial Withdrawal to pay advisory fees, reduce your Contract Growth on a dollar-for-dollar basis, if any, thereby reducing the Earnings Protection Death Benefit.”

b.            On page APP B-1, in the legend, please disclose, if applicable, that the prospectuses and other information are available from a financial intermediary, such as an insurance sales agent or broker-dealer through which the contracts may be purchased or sold.

RESPONSE:                   As discussed, Registrant opted not to include the above-referenced disclosure due to its voluntary nature.

c.             On page APP B-8, in the second column specifically for the Putnam funds, please add the name of the adviser because there are several Putnam advisers/sub-advisers as it may not be intuitive as to which one is the adviser.

RESPONSE:                   Registrant updated all funds to include the name of the adviser for uniformity for FIC-I, FIC, FR, HFR and FRII.

Part A – Prospectus:  Comments Specific to ForeInvestors Choice Variable Annuity

5.             Information on Your Account

a.             On page 20, in the second full paragraph beginning, “The ForeInvestors Choice Variable Annuity is available…” please delete the last sentence regarding Premium Based Charges.

RESPONSE:                   Agreed.

b.            On page 23, in the example under Asset Rebalancing, since the Fixed Account is relevant to class B contract owners only, please revise this example to clarify it’s applicable to only class B contract owners.

RESPONSE:                   Agreed.

Part A – Prospectus:  Comments Specific to ForeRetirement Variable Annuity

6.             Important Information You Should Consider About the Contract (KIT)

a.             Under the Ongoing Fees and Expenses, please add clarifying language to footnote 1 for the Premium Based Charge disclosing the basis for the charge.

RESPONSE:                   Agreed.  Registrant added “(Premium Based Charge is a percentage of Remaining Gross Premiums)” to footnote 1 for FR, HFR and FRII.

Part B – SAI:  General Comments to All Registration Statements

7.             Statement of Additional Information

a.             On the cover page, please include the depositor name.

RESPONSE:                   Agreed.  Registrant added depositor name to the SAI for FIC-I, FIC, FR, HFR, and FRII.

Part C – General Comments to All Registration Statements

8.             With respect to Item 27(m), please confirm that the Rule 485(b) filings will contain the required financial statements.

RESPONSE:  Confirmed.

9.             Regarding Item 34, please confirm for ForeRetirement and Huntington ForeRetirement that it refers to “Contract” in the plural instead of in the singular due to the shared registration statement.

RESPONSE:  Confirmed.

10.      Signature Page

a.             Please add the certification required by Rule 485(b) under the Securities Act and Form N-4.

RESPONSE:                   Agreed.  Registrant added requested certification.

b.            Please add “(principal executive officer)” to the President’s title.

RESPONSE:                   Agreed.  Registrant added as requested parenthetical.

General Comments to the Response Letter Dated April 1, 2021

11.      On page 13, please confirm Registrant’s revisions in response to comments 29.b, 30, and 32 were carried through to Huntington ForeRetirement and ForeRetirement II.

RESPONSE:  Confirmed.

Thank you for conveying the Commission staff’s comments.  Please let the undersigned know if you have any questions.

Kind Regards,

/s/ Sarah M. Patterson

Sarah M. Patterson

Forethought Life Insurance Company

Managing Director, General Counsel for Individual Markets, and Assistant Secretary